November 20, 2006

William White
Chief Financial Officer
California News Tech
825 Van Ness Avenue, Suite 406-407
San Francisco, CA 94109

Re: California News Tech
        File No. 000-50762
        Form 10-K for Fiscal Year Ended
        December 31, 2005

Dear Mr. White:

        We have reviewed your response letter dated August 25, 2006 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Product Development, Page F-7

1.   We note your response to our prior comment and your statement that certain modules of the product were still under development as of the end of FY 2005. Please reconcile this statement with your disclosure in note 1 which states that "During 2005 the Company completed development of its website and began to generate subscription based fees", the disclosure on page 6 that you have released certain products, and your statement in your previous response letter that annual subscriptions were first sold in June 2005. We are unclear why no amortization

was recorded during 2005 as it appears that the software was ready for its intended use in accordance with paragraph 38 of SOP 98-1.

Please respond to the comment included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-3414.

Sincerely,

Jorge L. Bonilla
Senior Staff Accountant